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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)    *

CapitalSource, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,297,961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,297,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,361,654 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RR Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 943,629
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 943,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,322 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,888,756
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,888,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,952,449 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 911,468
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 911,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,161 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,208
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,901 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,309
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,002 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,730
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,423 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,347,755
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,347,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,448 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,735,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,735,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,798,907 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 10 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,535,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,535,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,598,753 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,888,756
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,888,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,952,449 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,831
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 32,831
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,862
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER 30,862
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 39 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 36,333,967 Shares, which is 16.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,270,274
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,270,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,333,967 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 39 Pages

                 This Amendment No. 10 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (collectively, with all amendments thereto, the “Schedule 13D”).

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	RR Capital Partners, L.P., a Delaware limited partnership (“RR”), with respect to the Shares held by it;

(iii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(vi)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(vii)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(viii)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, RR, Farallon CS LP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partners

(ix)

Farallon Partners, L.L.C., a Delaware limited liability company (“FPLLC”), which is the general partner of each of the Farallon Funds other than Farallon CS LP, with respect to the Shares held by each of the Farallon Funds other than Farallon CS LP; and

Page 27 of 39 Pages

(x)	Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company (“Farallon CS LLC”), which is the general partner of Farallon CS LP, with respect to the Shares held by Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(xi)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is a manager of a certain account (the “Managed Account”) and Farallon CS LLC, with respect to the Shares held by Farallon CS LP and the Managed Account.

The Individual Reporting Persons

(xii)

The following persons who are managing members of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Andrew J.M. Spokes (“Spokes”) and Mark C. Wehrly (“Wehrly”); and

(xiii)

Thomas F. Steyer (“Steyer”), who is a senior managing member of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares which Steyer is deemed to beneficially own through ownership of the options and phantom stock units received for service as a member of the Board of Directors of the Company as described in Item 6 below.

(xiv)

Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares which Fremder is deemed to beneficially own through ownership of the options and phantom stock units received for service as a member of the Board of Directors of the Company as described in Item 6 below.

Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Spokes, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11and 13 of each cover page. Fremder and the entities and other individuals filing this Schedule 13D

Page 28 of 39 Pages

expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

(b)           The address of the principal business office of (i) the Farallon Funds, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of the Farallon General Partners is to act as the general partner of the Farallon Fund(s) to which it is a general partner. The principal business of the Management Company is that of a registered investment adviser. The Management Company also serves as manager to Farallon CS LLC. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto

(d)           None of the Farallon Funds, the Farallon General Partners, the Management Company or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Farallon Funds, the Farallon General Partners, the Management Company or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each of the Farallon Funds, the Farallon General Partners and the Management Company is set forth above.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the following:

The net investment cost (including commissions) for the Shares acquired by each of the Farallon Funds and the Managed Account in open-market purchases since the filing of the prior Schedule 13D is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
FCP	102,400	$1,820,350
FCIP	130,500	$2,320,208
FCOI II	259,900	$4,619,557
Managed Account	664,700	$11,814,513

Page 29 of 39 Pages

The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, from working capital; (ii) with respect to FCP and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and FCOI II at Goldman, Sachs & Co.; and (iii) with respect to the Managed Account, from the working capital of the Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Managed Account at Goldman, Sachs & Co. FCP, FCOI II and the Managed Account hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

In addition, since the filing of the prior Schedule 13D, certain of the Farallon Funds and the Managed Account acquired in aggregate approximately 2,965,056 Shares pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan (the “DRIP”). Such acquisitions represent the re-investment by such Farallon Funds and the Managed Account of the Company's $0.60 per Share cash dividend declared and paid during the fourth quarter of 2007 and the first quarter of 2008. Other than the reinvestment of such dividend, no consideration was paid by such entities to acquire such Shares. The number of Shares acquired by each of the applicable Farallon Funds and the Managed Account pursuant to the Company’s DRIP during the fourth quarter of 2007 and the first quarter of 2008 is set forth below:

Entity	Shares Acquired Pursuant to the DRIP	Approximate Net Investment Cost
FCP	872,891	$11,438,297.53
FCIP	73,277	$941,928.67
Farallon CS LP	1,607,237	$21,089,399.24
FCOI II	106,156	$1,353,938.25
Managed Account	305,495	$3,908,841.89

Since the filing of the prior Schedule 13D, Steyer and Fremder acquired beneficial ownership of 424 and 5,632 Shares, respectively, through receipt of restricted stock units received as compensation for serving on the Company’s Board of Directors.  No consideration was paid by Steyer or Fremder for such restricted stock units. In addition, Steyer and Fremder acquired beneficial ownership of 1,074 and 790 Shares, respectively, through receipt of restricted stock units received as deemed re-investment of dividends pursuant to the Company's Deferred Compensation Plan. Of such Shares, 639 Shares were acquired by Steyer and Fremder as deemed dividend re-investments during the fourth quarter of 2007 at a deemed per Share purchase price of $17.696 and 1,225 Shares were acquired by Steyer and Fremder as deemed dividend re-investments during the first quarter of 2008 at a deemed per Share purchase price of $10.497.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is amended and updated as follows:

                As disclosed by the Company in its Current Report on Form 8-K filed on or about May 6, 2008, Steyer resigned from his position as a member of the Company's Board of Directors with effect on May 1, 2008. The Company earlier disclosed in its Form 8-K filed on April 17, 2008 that it had signed a purchase agreement to acquire certain assets from Fremont Investment & Loan and

Page 30 of 39 Pages

that it proposes to form a de novo a California chartered industrial bank (the “Bank”). As beneficial owners of more than 10% of the Company’s voting stock, upon the Company's acquisition of the Bank and absent rebuttal, the Reporting Persons will be presumed to control the Company and the Bank and accordingly must enter into arrangements satisfactory to the bank regulators to rebut the presumption of control or file under the Change of Bank Control Act and applicable provisions of California law for prior approval to control the Company and the Bank.  Applicable FDIC precedent would indicate that an entity proposing to rebut the presumption of control should, among other things, have no more than one representative serve on the board of directors. Accordingly, Steyer, in an effort to facilitate the regulatory approval process associated with the formation of the Bank, resigned from the Company's Board of Directors. Fremder, a member of and consultant to the Management Company and FPLLC, remains on the Company's Board of Directors.

As a result of his resignation from the Company’s Board of Directors, Steyer will not receive further compensation in the form of stock options, restricted stock units or otherwise for serving on the Company’s Board of Directors.

As previously disclosed in this Schedule 13D, certain of the Farallon Funds and the Managed Account have elected to re-invest 100% of dividends received on their Shares pursuant to the Company's DRIP. Since the filing of the prior Schedule 13D, pursuant to the DRIP, certain of the Farallon Funds and the Managed Account acquired direct ownership of an aggregate of 2,965,056 Shares, which represent the re-investment by such Farallon Funds and the Managed Account of the Company's $0.60 per Share cash dividend declared and paid during the fourth quarter of 2007 and the first quarter of 2008.

The purpose of the acquisition of the Shares reported herein was for investment, and the acquisitions of the Shares by certain of the Farallon Funds and the Managed Account were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

            Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose and subject to bank regulatory requirements, if any, applicable to the Reporting Person after the Company acquires the Bank, each Reporting Person at any time and from time to time may acquire additional Shares, dispose of any or all of its Shares, elect to participate or continue to participate (as applicable) in the Company’s DRIP with respect to some or all of the dividends it receives on its Shares or terminate its participation in the Company’s DRIP depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons have engaged in and, consistent with any limitations imposed on such activity by applicable banking laws and regulations, intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board of Directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing (including without limitation the arrangements that certain

Page 31 of 39 Pages

of the Reporting Persons may be asked to enter into by the banking regulators) may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 224,692,412 Shares outstanding as of March 10, 2008, as reported by the Company in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2008, plus such additional Shares as each Reporting Person is deemed to beneficially own through ownership or deemed beneficial ownership of certain common stock options and units or Shares issued pursuant to the Company’s DRIP.

(c)	Except for the Shares acquired pursuant to the Company’s DRIP as reported in Item 3, there were no purchases and sales of the Shares by the Farallon Funds in the last 60 days.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

(b)	The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Farallon General Partners is incorporated herein by reference for each such Farallon General Partner.

(c)	None.

Page 32 of 39 Pages

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

(c)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

Except for the Shares acquired pursuant to the Company’s DRIP as reported in Item 3, there were no purchases and sales of the Shares by the Management Company on behalf of the Managed Account in the last 60 days.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Account as reporting herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(d)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual

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Reporting Persons are managing members of FPLLC and the Management Company.
(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. FPLLC, as general partner to the Farallon Funds other than Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by the Farallon Funds other than Farallon CS LP. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC and the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Account. The Farallon Individual Reporting Persons may each be deemed to be the beneficial owner of all such Shares held by the Farallon Funds and the Managed Account. Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Account.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through ownership of immediately exercisable options and/or vested restricted stock units.

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Issuer, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11 and 13 of each cover page. Each of Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

As described in the prior Schedule 13D and pursuant to the terms of the Company's Third Amended and Restated 2000 Equity Incentive Plan dated as of January 25, 2006 (the “Equity Plan”), each of Steyer and Fremder, as non-employee directors of the Company, is or, in the case of Steyer following his resignation from the Company’s Board of Directors, was, entitled to receive an annual retainer for serving on the Board of Directors of the Company and other payment in the form of cash, restricted stock and/or stock options for participation in board and committee meetings, payment of which fees may be deferred if so elected, into the form of restricted stock units (also known as phantom stock units). Each of Steyer and Fremder also receives an annual equity grant as a non-employee director of the Company. Steyer had and Fremder has each elected to receive a portion of their compensation in stock options. To date, each of Steyer and Fremder has received immediately exercisable options to purchase 18,486 Shares.

In addition, Steyer received and Fremder receives a portion of director compensation in the form of restricted stock units issued under the Company's Amended and Restated Deferred Compensation Plan dated July 31, 2007 (the “Deferred Compensation Plan”). To date, and including

                                                                     Page 34 of 39 Pages

the deemed re-investment of dividends pursuant to the Company's Deferred Compensation Plan, (i) Fremder has received 14,345 restricted stock units, 9,250 of which are vested and 5,095 of which vest at the date of the Company’s next annual shareholder meeting, and (ii) Steyer has received 12,376 vested restricted stock units. As a result of Steyer’s resignation from the Company’s Board of Directors, Steyer will receive a distribution of 12,376 Shares with respect to his vested restricted stock units and will no longer own any restricted stock units.  For additional information regarding the terms of the stock options and restricted stock units owned by Fremder and Steyer, see the Form 4s filed by such persons with respect to the Shares on April 2, 2008 and the Form 4s filed by such persons on May 5, 2008.

Except for these agreements, the DRIP described above and any other information disclosed in the prior Schedule 13D (including but not limited to the Registration Rights Agreement), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

               The Power of Attorney executed by Fremder authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2003 by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby

Page 36 of 39 Pages

incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

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ANNEX 1

Set forth below with respect to the Management Company and FPLLC is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	FPLLC

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Individual Reporting Persons

Each of (i) the managing members of the Management Company and FPLLC other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes and (ii) Andrew B. Fremder is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. The business address of each Individual Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and FPLLC. The principal occupation of each other managing member of the Management Company and FPLLC is serving as a managing member of both the Management Company and FPLLC. The principal occupation of Andrew B. Fremder is serving as a consultant

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to the Management Company and FPLLC and serving as president and member of the board of directors of the East Bay College Fund, a private non-profit corporation. None of the Individual Reporting Persons have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

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